John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210-2805

February 10, 2012

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds III — File No. 333-125838; 811-21777

Post-Effective Amendment to Registration Statement on Form N-1A filed December 22, 2011

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you conveyed to us in a telephone conversation on Monday, February 6, 2012, with respect to post-effective amendment no. 41 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 43 under the Investment Company Act of 1940, as amended, to the Registration Statement of John Hancock Funds III (the “Trust”) on Form N-1A (the “Amendment”), which was filed with the SEC on December 22, 2011 pursuant to Rule 485(a) under the Securities Act (Accession No. 0000950123-11-103887). The purpose of the Amendment is to register new Class R2 shares of John Hancock Disciplined Value Fund (the “Fund”), a series of the Trust.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s responses. Capitalized terms have the same meanings as used by the Trust in the Amendment.

Prospectus Comments

1.           Comment — Front cover. Please include the ticker symbol for the Fund’s Class R2 shares on the front cover of the Fund’s prospectus.

Response. The requested change has been made.

2.           Comment — Fund summary — Fees and expenses. Please  file a copy of the expense limitation agreement with respect to the Fund’s Class R2 shares as an exhibit to a post-effective amendment to the Trust’s registration statement on Form N-1A.

Response. The Fund will file a “form of” expense limitation agreement with respect to its Class R2 shares as an exhibit to the post-effective amendment to the Trust’s registration statement on Form N-1A with respect to Class R2 shares of the Fund.

3.           Comment — Fund details — Risks of investing — Equity securities risk. We note that the disclosure in this section refers to the risks of investing in preferred stock, while the disclosure in the “Fund summary” section does not refer to investing in preferred stock as a principal investment strategy. Please explain why the equity securities risk section described the risks of investing in preferred stock or revise the prospectus to reconcile this discrepancy.

Securities and Exchange Commission

February 10, 2012

Response. The Fund confirms that it does not invest in preferred stock as a principal strategy. The Fund nevertheless believes that the reference to preferred stock in the “Fund details — Risks of investing” section of the prospectus is appropriate. The Fund notes that the disclosure in this section of the prospectus corresponds to Item 9(c) of Form N-1A. The Fund believes that the reference to preferred stock in this section of the prospectus is not misleading in the context of the overall disclosure in the Fund’s prospectus, particularly the disclosure of the Fund’s principal investment policies and risks in the “Fund summary.” First, the reference to preferred stock in the “Item 9” disclosure states that “[c]ommon and preferred stocks represent equity ownership in a company.” This statement is intended to convey general information about the nature of equity securities as a whole. There is no discussion of the particular characteristics or risks of preferred stock, as distinguished from those of common stock. Rather, this section is designed to address the overall risks of investing in equity securities. Second, neither this section, nor any other section of the prospectus states that the Fund itself invests in preferred stock as a principal investment strategy.

For the reasons discussed above, no changes have been made to the Fund’s “Equity securities risk” disclosure in the “Fund details — Risks of investing” section of the prospectus.

4.           Comment — Back cover. Please revise the information provided regarding the SEC’s Public Reference Section to state that the zip code is 20549-1520 and the telephone number is 1-202-551-8090.

Response. The requested changes have been made.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a post-effective amendment to the Trust’s registration statement on Form N-1A with respect to Class R2 shares of the Fund that will reflect the above responses to the Staff’s comments. Thank you for your prompt attention to these matters. We hope that these foregoing responses adequately address the comments. If you have any questions, please do not hesitate to contact me at (617) 663-4329.

Sincerely,

/s/ Patricia A. Morisette

Patricia A. Morisette

Assistant Secretary
John Hancock Funds III